SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                           (Amendment No.    15    )*
                                          ---------

                             Swiss Army Brands, Inc.
                             -----------------------
                                (Name of Issuer)


                          Common Stock, $.10 par value
                         ------------------------------
                         (Title of Class of Securities)


                                    870827102
                                 --------------
                                 (CUSIP Number)


                              Claude A. Baum, Esq.
                        Brown Rudnick Berlack Israels LLP
                              120 West 45th Street
                            New York, New York 10036
                                 (212) 704-0100
           -----------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  June 12, 2002
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 11 Pages

                                  SCHEDULE 13D

---------------------------------------              ---------------------------
CUSIP NO.           870827102                                 Page 2 of 11 Pages
---------------------------------------              ---------------------------

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Victorinox AG
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3         SEC USE ONLY


--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

               WC
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(E)                                                 [ ]

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

               Switzerland
--------------------------------------------------------------------------------
NUMBER OF               7       SOLE VOTING POWER
SHARES
BENEFICIALLY
OWNED BY                --------------------------------------------------------
EACH                    8       SHARED VOTING POWER
REPORTING
PERSON                          5,262,400
WITH                    --------------------------------------------------------
                        9       SOLE DISPOSITIVE POWER


                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER

                                5,262,400
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               5,262,400
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                 [ ]

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               62.8%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

               CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------------------------              ---------------------------
CUSIP NO.           870827102                                 Page 3 of 11 Pages
---------------------------------------              ---------------------------

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Charles Elsener, Sr.
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3         SEC USE ONLY


--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

               N/A
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(E)                                                 [ ]

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

               Switzerland
--------------------------------------------------------------------------------
NUMBER OF               7       SOLE VOTING POWER
SHARES
BENEFICIALLY                      346,705
OWNED BY                --------------------------------------------------------
EACH                    8       SHARED VOTING POWER
REPORTING
PERSON                          5,262,400
WITH                    --------------------------------------------------------
                        9       SOLE DISPOSITIVE POWER

                                  346,705
                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER

                                5,262,400
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               5,609,105
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                 [ ]

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               66.9%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

               IN
--------------------------------------------------------------------------------

         Victorinox AG, a Swiss corporation ("Victorinox"), and Charles Elsener, Sr., a citizen of Switzerland ("Mr. Elsener"; and together with Victorinox, the "Reporting Persons"), hereby amend the Statement on Schedule 13D dated April 6, 1995, as amended by Amendment No. 1 dated April 11, 1995, Amendment No. 2 dated June 26, 1996, Amendment No. 3 dated November 2, 1996, Amendment No. 4 dated November 17, 1997, Amendment No. 5 dated December 30, 1997, Amendment No. 6 dated November 5, 1998, Amendment No. 7 dated May 21, 1999, Amendment No. 8 dated September 27, 2000, Amendment No. 9 dated November 17, 2000, Amendment No. 10 dated December 18, 2000, Amendment No. 11 dated January 4, 2001, Amendment No. 12 dated April 17, 2001, Amendment No. 13 dated July 6, 2001, and Amendment No. 14 dated September 25, 2001 (collectively, the "Amended Statement"), filed by the Reporting Persons with respect to the Common Stock, par value $.10 per share ("Common Stock"), of Swiss Army Brands, Inc., a Delaware corporation ("Swiss Army"), formerly known as The Forschner Group, Inc.

         The purpose of this Amendment No. 15 is to report two October 2001 open market purchases by Victorinox of an aggregate of 8,700 shares of Swiss Army Common Stock (the "Additional Shares"), as more particularly described in item 3 below, and to describe the proposal by Victorinox to acquire all of the outstanding shares of Swiss Army Common Stock for a cash purchase price of $9.00 per share, as more particularly described in item 4 below.

         Each Reporting Person is responsible for the completeness and accuracy of only that information concerning such Reporting Person contained herein, or in any subsequent amendment, and is not responsible for the completeness or accuracy of any information concerning the other Reporting Person. Neither Reporting Person knows or has reason to believe that any information concerning the other Reporting Person contained herein is inaccurate, and the execution of any subsequent amendment by each Reporting Person shall constitute a representation by such Reporting Person that it or he neither knows nor has reason to believe that any information concerning the other Reporting Person contained in such amendment is inaccurate at the time of such execution. Each Reporting Person hereby disclaims any responsibility for (i) the filing of any reports or information required under Section 13(d) of the Exchange Act and Regulation 13D-G promulgated thereunder relating to the other Reporting Person or (ii) the timeliness of any such filing.

         Except as set forth herein, there has been no material change in the facts set forth in the Amended Statement with respect to either Reporting Person. Items and sub-items not expressly addressed herein are inapplicable with respect to the Reporting Persons, or the responses to them with respect to the Reporting Persons either are negative or have not changed from those of the Amended Statement.

Item 3.  Source and Amount of Funds or Other Consideration
         -------------------------------------------------

         Victorinox purchased: (i) 7,600 Additional Shares in an open market transaction on October 5, 2001 for an aggregate purchase price of $50,920, or $6.70 per share; and (ii) 1,100 Additional Shares in an open market transaction on October 10, 2001 for an aggregate purchase price of $7,150, or $6.50 per share. The $58,070 aggregate purchase price paid by Victorinox for the Additional Shares was paid in cash from Victorinox's working capital.

Item 4.  Purpose of Transaction
         ----------------------

         On June 12, 2002, Victorinox submitted a proposal to a Special Committee of Swiss Army's Board of Directors to acquire all of the outstanding shares of Swiss Army Common Stock not currently owned by Victorinox or its affiliates for a cash purchase price of $9.00 per share (the "Acquisition"). The proposed purchase price will represent a 44.4% premium over the closing price per share of the Common Stock as reported by The Nasdaq Stock Market, Inc. for June 10, 2002.

         Victorinox contemplates that the Acquisition will take the form of a tender offer by a newly formed, wholly owned subsidiary of Victorinox, subject to the condition that a minimum number of shares be tendered such that at least a majority of the shares currently outstanding and not owned by Victorinox or its affiliates are tendered pursuant to the offer. Promptly following consummation of the tender offer, the remaining shares of Common Stock would be acquired at the same cash price in a merger transaction which, assuming Victorinox and its affiliates own more than 90% of Swiss Army Brands after the tender offer, would be a "short form" merger. If the Acquisition is completed as proposed, Victorinox will directly or indirectly own and control 100% of the Swiss Army Common Stock, the Swiss Army Common Stock will be delisted from Nasdaq, and the registration of the Common Stock under the Securities Exchange Act of 1934, as amended, will be terminated.

         The proposal is, and the Acquisition will be, subject to conditions typical for transactions of this type. This proposal is not, and the Acquisition will not be, contingent on any financing conditions.

         Depending on the response of the Swiss Army board to the Acquisition proposal, and other factors deemed relevant by the Reporting Persons, Victorinox may formulate other plans and/or make other proposals, and take such actions with respect to its investment in Swiss Army, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D and any other actions as it may determine to be appropriate. Victorinox may also modify, amend or withdraw the Acquisition proposal at any time at its sole discretion.

         A copy of Victorinox's formal proposal with respect to the Acquisition is filed herewith as Exhibit B and is incorporated herein by reference, and the description herein of the proposal and the matters contemplated thereby is qualified in its entirety by reference to such Exhibit. There can be no assurance that the Acquisition will be consummated, or if it is consummated, that it will consummated on the terms and conditions set forth in Exhibit B.

         NEITHER THE ACQUISITION PROPOSAL NOR THIS SCHEDULE 13D/A CONSTITUTES AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SECURITIES OF SWISS ARMY. IF AND WHEN A TENDER OFFER IS MADE FOR THE COMMON STOCK OF SWISS ARMY, SWISS ARMY STOCKHOLDERS ARE ADVISED TO READ THE TENDER OFFER STATEMENT, WHICH WOULD BE FILED BY VICTORINOX WITH THE COMMISSION, AND THE RELATED SOLICITATION/RECOMMENDATION STATEMENT THAT WOULD BE FILED BY SWISS ARMY WITH THE COMMISSION AT THE COMMENCEMENT OF ANY TENDER OFFER. THE TENDER OFFER STATEMENT (WHICH WOULD PROBABLY INCLUDE AN OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND RELATED TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WOULD CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO A TENDER OFFER. IF A TENDER OFFER IS COMMENCED, SWISS ARMY STOCKHOLDERS WOULD BE ABLE TO OBTAIN A COPY OF THESE DOCUMENTS FROM THE PURCHASER'S INFORMATION AGENT, WITHOUT CHARGE, UPON REQUEST. THESE DOCUMENTS ALSO WOULD BE MADE AVAILABLE AT NO CHARGE AT THE COMMISSION'S WEB SITE AT WWW.SEC.GOV.

Item 5.  Interest in Securities of the Issuer
         ------------------------------------

         (a) Victorinox holds an aggregate of 5,262,400 shares of Common Stock, constituting approximately 62.8% of the issued and outstanding shares of Common Stock as of the date hereof. Mr. Elsener holds an aggregate of 346,705 shares of Common Stock, constituting approximately 4.1% of the issued and outstanding shares of Common Stock as of the date hereof. In addition, as the controlling stockholder of Victorinox, Mr. Elsener may be deemed to be the beneficial owner of the 5,262,400 shares of Common Stock held by Victorinox. Mr. Elsener thus may be deemed to be the beneficial owner of 5,609,105 shares of Common Stock, constituting approximately 66.9% of the issued and outstanding shares of Common Stock as of the date hereof.

         (b) Victorinox and Mr. Elsener share with each other the power to vote or direct the vote, and to dispose or direct disposition of, the 5,262,400 shares of Common Stock held by Victorinox. Mr. Elsener has the sole power to vote or direct the vote, and to dispose or direct disposition of, the 346,705 shares of Common Stock held by him.

Item 7.  Material to be Filed as Exhibits
         --------------------------------

Exhibit A:        Joint Filing Agreement, dated September 27, 2000, between
                  Victorinox AG and Charles Elsener, Sr. (incorporated herein by reference to Exhibit A to Amendment No. 8)

Exhibit B:        Letter from Victorinox AG to the Special Committee of the
                  Board of Directors of Swiss Army Brands, Inc., dated June 12,
                  2002

Exhibit C:        Press Release of Victorinox AG, dated June 12, 2002.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: June 12, 2002

                                       VICTORINOX AG



                                       By: /s/ CHARLES ELSENER, SR.
                                           -----------------------------
                                           Charles Elsener, Sr.
                                           President



                                           /s/ CHARLES ELSENER, SR.
                                           -----------------------------
                                           Charles Elsener, Sr.

                                  EXHIBIT INDEX


Exhibit No.                        Description                       Reference
-----------                        -----------                       ---------

     A         Joint Filing Agreement, dated September 27,               *
               2000, between Victorinox AG and Charles
               Elsener, Sr.

     B         Letter from Victorinox AG to the Special           Filed herewith
               Committee of the Board of Directors of Swiss
               Army Brands, Inc., dated June 12, 2002

     C         Press Release of Victorinox AG, dated June 12,     Filed herewith
               2002


-----------
* Incorporated herein by reference to Exhibit A to Amendment No. 8 of the Reporting Persons' Schedule 13D filed on September 28, 2000.

                                                                       EXHIBIT B

                           [VICTORINOX AG LETTERHEAD]



Via Facsimile and Overnight Courier
-----------------------------------



                                       June 12, 2002

To:      The Special Committee of the Board of Directors
         Swiss Army Brands, Inc.
         c/o Edward S. Brewer, Jr.
         Lynch, Brewer, Hoffman and Fink, LLP
         101 Federal Street
         Boston, Massachusetts 02110

Dear Sirs:

         We are pleased to propose the acquisition ("Acquisition") of all of the outstanding shares of the Common Stock of Swiss Army Brands, Inc. ("Swiss Army Brands" or the "Company") not held by Victorinox AG ("Victorinox") or its affiliates for a cash purchase price of $9.00 per share. This price represents a 44.4% premium over the reported closing sale price per share of the Common Stock on June 10, 2002. We believe that this proposal is at a fair price that reflects the Company's historical results and future prospects. We also based our Acquisition price upon the equity capitalization of the Swiss Army Brands comprising approximately 8,379,923 issued and outstanding shares of Common Stock and approximately 902,750 outstanding in-the-money options to purchase shares of Common Stock having a weighted average per share exercise price of $7.06235.

         It is currently contemplated that the Acquisition would take the form of a tender offer by a newly formed subsidiary of Victorinox ("Acquisitionco"), subject to the condition that a minimum number of shares be tendered such that at least a majority of the shares currently outstanding and not owned by Victorinox or its affiliates are tendered pursuant to the offer. Promptly following consummation of the tender offer, the remaining shares of Common Stock would be acquired at the same cash price in a merger transaction which, assuming Victorinox and its affiliates own more than 90% of Swiss Army Brands after the tender offer, would be a "short form" merger.

         Our proposal is and the Acquisition will be subject to conditions that are typical for transactions of this type, including, without limitation, that:
(a) the Board of Directors of Swiss Army Brands determine and declare the Acquisition price to be fair to the minority stockholders of the Company and recommend to such stockholders that they accept the Acquisition tender offer;
(b) this determination and recommendation not be withdrawn, amended or qualified in any way; (c) the Company's published financial statements, other Securities and Exchange Commission ("Commission") filings, and any other information submitted to Victorinox, Acquisitionco or their Representatives (as defined below) in writing in connection with the Acquisition shall be and remain true and correct in all material respects; (d) there shall not have occurred certain material adverse events of a financial, business or legal nature with respect to the Company, Victorinox or any of their respective affiliates, or the financial or capital markets in the United States or Europe; (e) there shall not have been certain other political, military, security or natural disasters or calamities anywhere in the world; (f) the Company and its officers, directors, employees, professionals and other advisors (including attorneys, accountants and other professionals, in-house and outside) ("Representatives") shall at all relevant times (i) grant to Victorinox, Acquisitionco and their Representatives timely access to the books, records and facilities of the Company and its subsidiaries, and (ii) cooperate with Victorinox, Acquisitionco and their Representatives in completing the Acquisition and addressing all matters incidental thereto; (g) all legal matters incidental to the Acquisition shall be reasonably satisfactory to Victorinox, Acquisitionco and counsel thereto; and (h) the Company and its Representatives shall not take or encourage any action to cause, promote or authorize any transaction that may compete or interfere with, or frustrate, the Acquisition. This proposal is not, and the Acquisition will not be, contingent on any financing conditions.

         Depending on the response of the Board of Directors of Swiss Army Brands to this proposal, and other factors deemed relevant by us, we may formulate other plans and/or make other proposals, and take such actions with respect to our investment in Swiss Army Brands, as we may determine to be appropriate. We may also modify, amend or withdraw this proposal at any time at our sole discretion.

         Our proposal is merely an expression of interest and is not intended to be legally binding in any way. If an offer were to be made, it would be made in accordance with all applicable securities laws and would involve the filing of appropriate materials with the Commission and the mailing and dissemination of appropriate materials to the stockholders of Swiss Army Brands.

         Please be advised that we intend to disclose this proposal in an amendment to our Schedule 13D relating to Swiss Army Brands Common Stock, as required by law. We also expect to issue a press release announcing the proposal, and suggest that our respective Representatives cooperate in the issuance of a joint Company/Victorinox press release for that purpose. Any such press release or other public announcement will be filed as an exhibit to the amendment to our Schedule 13D and filed with the Commission under cover of Schedule TO as a preliminary communication in accordance with Rule 14d-2(b) under the Securities Exchange Act of 1934.

         We appreciate your consideration of this proposal and look forward to your response as promptly as practicable.

                                       Very truly yours,

                                       VICTORINOX AG



                                       By: /s/ CHARLES ELSENER, SR.
                                           -------------------------------------
                                           Charles Elsener, Sr., President

cc:      Board of Directors
         Swiss Army Brands, Inc.

         Charles B. Friedman, Esq.
         Counsel to Swiss Army Brands, Inc.

         Herbert M. Friedman, Esq.
         Vice President and General Counsel
         Swiss Army Brands, Inc.

                                                                       EXHIBIT C

                                  VICTORINOX AG
                                     CH-6438
                                  Ibach-Schwyz
                                   Switzerland


FOR IMMEDIATE RELEASE
---------------------



                    VICTORINOX AG SUBMITS PROPOSAL TO ACQUIRE
                    THE OUTSTANDING SHARES OF COMMON STOCK OF
                             SWISS ARMY BRANDS, INC.

         IBACH-SCHWYZ, SWITZERLAND, June 12, 2002 - Victorinox AG ("Victorinox") announced today that it has made a proposal to a special committee of the Board of Directors of Swiss Army Brands, Inc. (Nasdaq: SABI) ("Swiss Army Brands") to acquire all of the outstanding shares of Common Stock of Swiss Army Brands not held by Victorinox and its affiliates for a cash price of $9.00 per share. Together, Victorinox and its affiliate currently own approximately 66.9% of Swiss Army Brands' outstanding Common Stock. Approximately 2,771,000 outstanding shares are held by other holders. If the acquisition is successful, Swiss Army Brands will become a wholly owned subsidiary of Victorinox.

         Victorinox contemplates that the acquisition of the Common Stock will take the form of a tender offer to be made by a newly-formed, wholly-owned subsidiary and will be subject to the condition that at least a majority of the common shares of Swiss Army Brands currently outstanding and not owned by Victorinox or its affiliates are tendered pursuant to the offer. Promptly following consummation of the tender offer, Victorinox expects to acquire the remaining shares of Common Stock at the same cash price in a merger transaction.

         Victorinox's proposal is, and the acquisition will be, subject to conditions typical for transactions of this type. The acquisition will not be contingent on any financing condition. Victorinox also informed the special committee that it reserves the right to modify, amend or withdraw its proposal at any time in its sole discretion.

         Victorinox AG is a privately held company headquartered in Ibach-Schwyz, Switzerland. Founded in 1884, the company is the creator and world's largest producer of Original Swiss Army(TM) Knives. Today, Victorinox is the leading worldwide manufacturer of pocket knives and multi-tools. It also produces over 400 types of household and professional knives, and its products are exported to over 100 countries. More information regarding Victorinox may be obtained through its web site, at www.victorinox.ch.

         This press release is neither an offer to purchase nor a solicitation of an offer to sell securities of Swiss Army Brands. If and when a tender offer is made for the Common Stock of Swiss Army Brands, Swiss Army Brands stockholders are advised to read the tender offer statement, which would be filed by Victorinox with the U.S. Securities and Exchange Commission, and the related solicitation/recommendation statement that would be filed by Swiss Army Brands with the SEC at the commencement of any tender offer. The tender offer statement (which would probably include an offer to purchase, letter of transmittal and related tender offer documents) and the solicitation/recommendation statement would contain important information that should be read carefully before any decision is made with respect to a tender offer. If a tender offer is commenced, Swiss Army Brands stockholders would be able to obtain a copy of these documents from the purchaser's information agent, without charge, upon request. These documents also would be made available at no charge at the SEC's web site at www.sec.gov.